SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 05 August 2013

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Total Voting Rights
Enclosure 2	Transaction in Own Shares
Enclosure 3	Director/PDMR Shareholding
Enclosure 4	Transaction in Own Shares
Enclosure 5	Director/PDMR Shareholding
Enclosure 6	Director/PDMR Shareholding
Enclosure 7	Total Voting Rights
Enclosure 8	BT Group plc results of poll at AGM 2013
Enclosure 9	Director/PDMR Shareholding
Enclosure 10	Director/PDMR Shareholding
Enclosure 11	Total Voting Rights
Enclosure 12	Director/PDMR Shareholding

Enclosure 1

Monday 3 June 2013

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 May 2013 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 269,660,938 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,881,566,091.

The above figure (7,881,566,091) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 2

03 June 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,000,000 ordinary shares at a price of 295.8032 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 270,631,829 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,880,595,200

The above figure 7,880,595,200 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the Issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

TONY CHANMUGAM

LUIS ALVAREZ

CLARE CHAPMAN

GAVIN PATTERSON

CLIVE SELLEY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

BT GROUP PLC

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 734,126
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 379,639

TONY CHANMUGAM

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 339,682
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 129,805

LUIS ALVAREZ

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 134,920
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 42,094

CLARE CHAPMAN

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 141,428
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 53,344

GAVIN PATTERSON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 361,904
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 130,057

CLIVE SELLEY

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 117,460
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 44,918

NIGEL STAGG

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 125,714
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 60,137

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.15000

14. Date and place of transaction

20 JUNE 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: SHARES - 3,395,476
BT GROUP DEFERRED BONUS PLAN: SHARES - 2,855,756
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 3,178,396
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,081 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING: SHARES - 755,156
BT GROUP DEFERRED BONUS PLAN: SHARES - 901,566
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,470,650
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES

LUIS ALVAREZ
PERSONAL HOLDING: 141,465 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:      344,242 SHARES
BT GROUP INCENTIVE SHARE PLAN:      522,483 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 5,783 SHARES.

CLARE CHAPMAN
PERSONAL HOLDING: SHARES - 20,695
BT GROUP DEFERRED BONUS PLAN: SHARES - 116,770
BT GROUP INCENTIVE SHARE PLAN: SHARES - 349,129

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 1,507,014
BT GROUP DEFERRED BONUS PLAN: SHARES - 937,269
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,566,862
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY
PERSONAL HOLDING: SHARES - 257,048
BT GROUP DEFERRED BONUS PLAN: SHARES - 255,560
BT GROUP INCENTIVE SHARE PLAN: SHARES - 466,260
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 20,769 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES.

NIGEL STAGG
PERSONAL HOLDING: SHARES - 332,333
BT GROUP DEFERRED BONUS PLAN: SHARES - 297,568
BT GROUP INCENTIVE SHARE PLAN: SHARES - 457,252

16. Date issuer informed of transactions

20 June 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

21 JUNE 2013

END

Enclosure 4

21 June 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,500,000 ordinary shares at a price of 310.9552 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 270,520,353 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,880,706,676.

The above figure 7,880,706,676 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the Issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

JASMINE WHITBREAD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

JASMINE WHITBREAD

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF 1,600 ORDINARY SHARES BY JASMINE WHITBREAD

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JASMINE WHITBREAD

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

1,600 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

304.718p PER SHARE

14. Date and place of transaction

27 JUNE 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,790 ORDINARY SHARES

16. Date issuer informed of transaction

27 JUNE 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

27 JUNE 2013

END

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the Issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

TONY CHANMUGAM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

TONY CHANMUGAM

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

THE GRANT OF OPTIONS TO THE ABOVE DIRECTORS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

27 June 2013 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TONY CHANMUGAM

PERSONAL HOLDING: 755,156 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN : SHARES - 901,566

BT GROUP INCENTIVE SHARE PLAN 2011: SHARES - 1,470,650

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 6,024 SHARES

16. Date issuer informed of transaction

27 JUNE 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

27 JUNE 2013

18. Period during which or date on which it can be exercised

01 AUGUST 2018 - 31 JANUARY 2019

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£2.49

22. Total number of shares or debentures over which options held following notification

TONY CHANMUGAM

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,024 SHARES.

23. Any additional information

24. Name of contact and telephone number for queries

ANDREW BENNETT 0207 356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

27 JUNE 2013

END

Enclosure 7

Friday 28 June 2013

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 June 2013 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 269,643,130 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,881,583,899.

The above figure (7,881,583,899) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 8

BT Group plc

Annual General Meeting 17 July 2013

Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2013 be received.	5,037,878,511	99.96	1,802,260	0.04	5,825,403
Resolution 2 That the directors' remuneration report for the year ended 31 March 2013 be approved.	4,817,861,382	97.78	109,334,198	2.22	118,310,679
Resolution 3 That the final dividend of 6.5 pence per share recommended by the directors be declared to be payable on 2 September 2013 to holders of ordinary shares registered at the close of business on 9 August 2013.	5,039,380,874	99.98	967,812	0.02	5,190,192
Resolution 4 That Sir Michael Rake be re-elected as a director.	5,005,140,604	99.34	33,072,857	0.66	7,318,268
Resolution 5 That Ian Livingston be re-elected as a director.	5,020,835,267	99.66	17,310,154	0.34	7,382,295
Resolution 6 That Tony Chanmugam be re-elected as a director.	5,020,134,952	99.65	17,844,730	0.35	7,540,333
Resolution 7 That Gavin Patterson be re-elected as a director.	5,020,709,756	99.66	17,282,494	0.34	7,524,878
Resolution 8 That Tony Ball be re-elected as a director.	4,964,510,543	99.58	20,735,736	0.42	60,238,961
Resolution 9 That the Rt Hon Patricia Hewitt be re-elected as a director.	4,955,656,112	99.39	30,589,662	0.61	59,268,291
Resolution 10 That Phil Hodkinson be re-elected as a director.	4,964,166,564	99.58	20,906,621	0.42	60,418,399
Resolution 11 That Karen Richardson be re-elected as a director.	5,021,092,523	99.67	16,583,786	0.33	7,833,230
Resolution 12 That Nick Rose be re-elected as a director.	4,942,361,989	98.11	95,288,162	1.89	7,848,472
Resolution 13 That Jasmine Whitbread be re-elected as a director.	4,963,893,701	99.57	21,358,504	0.43	60,247,780
Resolution 14 That PricewaterhouseCoopers LLP be re-appointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	4,987,720,978	99.59	20,287,122	0.41	37,497,812
Resolution 15 That the directors be authorised to decide the auditors' remuneration.	4,998,884,286	99.84	8,107,719	0.16	38,506,985
Special Business
Resolution 16 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	4,831,394,142	96.14	193,788,023	3.86	20,326,864
Resolution 17 That subject to the passing of Resolution 16, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	5,023,921,920	99.78	10,837,158	0.22	10,755,749
Resolution 18 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	5,010,992,933	99.48	26,426,725	0.52	8,092,428
Resolution 19 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	4,601,298,294	91.33	437,035,945	8.67	7,149,389
Resolution 20 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	4,925,526,243	97.86	107,463,063	2.14	12,530,601

In accordance with Listing Rule 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available to view on the National Storage Mechanism website at
www.hemscott.com/nsm.do

The total number of shares in issue as at 6pm on 15 July 2013, excluding shares held in treasury was 7,881,858,258.  64.01% of the voting capital was instructed.

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the Issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP plc

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN AND RETENTION OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON

OPTIONS EXERCISED UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN.  98,178 AT AN OPTION PRICE OF £1.92.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

19,822

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.35

14. Date and place of transaction

26 JULY 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 1,529,218 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      937,269 SHARES
BT GROUP INCENTIVE SHARE PLAN:      1,566,862 SHARES

16. Date issuer informed of transactions

26 JULY 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

29 JULY 2013

END

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the Issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

TONY CHANMUGAM

LUIS ALVAREZ

GAVIN PATTERSON

CLIVE SELLEY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 1,016,608

TONY CHANMUGAM

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 292,493

LUIS ALVAREZ

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 143,527

GAVIN PATTERSON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 307,888

CLIVE SELLEY

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 53,316

NIGEL STAGG

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 78,972

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

IAN LIVINGSTON

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 478,762

ADDITIONAL SHARES SOLD - 537,846

TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 137,747

ADDITIONAL SHARES SOLD - 65,130

LUIS ALVAREZ

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 43,317

GAVIN PATTERSON

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 144,997

CLIVE SELLEY

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 25,109

ADDITIONAL SHARES SOLD - 28,207

NIGEL STAGG

SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 37,192

ADDITIONAL SHARES SOLD - 41,780

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.36

14. Date and place of transaction

26 JULY 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING:  3,395,476 SHARES
BT GROUP DEFERRED BONUS PLAN: 1,839,148 SHARES
BT GROUP INCENTIVE SHARE PLAN:  3,178,396 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 5,081 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING:  844,772 SHARES
BT GROUP DEFERRED BONUS PLAN:  609,073 SHARES
BT GROUP INCENTIVE SHARE PLAN:  1,470,650 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 6,024 SHARES.

LUIS ALVAREZ
PERSONAL HOLDING:  241,675 SHARES
BT GROUP DEFERRED BONUS PLAN:      200,715 SHARES
BT GROUP INCENTIVE SHARE PLAN:      522,483 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 5,783 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING:  1,692,109 SHARES
BT GROUP DEFERRED BONUS PLAN:  629,381 SHARES
BT GROUP INCENTIVE SHARE PLAN:  1,566,862 SHARES

CLIVE SELLEY
PERSONAL HOLDING:  257,048 SHARES
BT GROUP DEFERRED BONUS PLAN:   202,244 SHARES
BT GROUP INCENTIVE SHARE PLAN:  466,260 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 20,769 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 24,575 SHARES.

NIGEL STAGG
PERSONAL HOLDING:  332,333 SHARES
BT GROUP DEFERRED BONUS PLAN:   218,596 SHARES
BT GROUP INCENTIVE SHARE PLAN:  457,252 SHARES

16. Date issuer informed of transactions

29 JULY 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

30 JULY 2013

END

Enclosure 11

Wednesday 31 July 2013

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 July 2013 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 268,745,252 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,882,481,777.

The above figure (7,882,481,777) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP plc

8 State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME.

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

OPTION EXERCISED UNDER THE BT GROUP EMPLOYEE SAVESHARE SCHEME - 769 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

1.17 PENCE

14. Date and place of transaction

1 AUGUST 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING:  3,396,245 SHARES
BT GROUP DEFERRED BONUS PLAN: 1,839,148 SHARES
BT GROUP INCENTIVE SHARE PLAN:  3,178,396 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 4,285 SHARES.

16. Date issuer informed of transactions

2 AUGUST 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

2 AUGUST 2013

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  05 August 2013